

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via E-mail</u>
Mr. Jeffrey P. Devaney
Chief Financial Officer, Treasurer and Secretary
PASSUR Aerospace, Inc.
One Landmark Square, Suite 1900
Stamford, CT 06901

      Re: PASSUR Aerospace, Inc.
               Form 10-K for the Fiscal Year Ended October 31, 2010
               Filed January 31, 2011
               File No. 000-07642

Dear Mr. Devaney:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               /s/ Patrick Gilmore

               Patrick Gilmore
               Accounting Branch Chief